UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Transdev Selects QoS Telecom to Provide Internet on-Board Services Using Sierra Wireless AirLink® LTE Gateways

AirLink LTE gateways enable WiFi on Transdev buses to improve operations and customer satisfaction

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 5, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Transdev, a leading international transport operator, has selected QoS Telecom to deploy and operate WiFi Internet on-board services in buses using Sierra Wireless AirLink® LTE gateways. QoS Telecom is also using the secure, cloud-based Sierra Wireless AirLink Management Service to monitor the gateways in real time and remotely manage the deployment.

Transdev is a world leader in mobility, guiding and supporting local transport authorities from pre-project phase, to project support and development, to everyday operation of transport networks. The liberalization of long-distance passenger transport, as seen in France last year, is an important industry development that will improve mobility, complementing existing transportation services with new, more attractive mobility services.

Transit authorities such as Transdev are turning to the Internet of Things (IoT) to connect transit buses and support new applications that improve the passenger experience on-board. All of these capabilities are enabled by highly reliable, intelligent IoT solutions connected through public cellular networks.

QoS Telecom is a leading French WiFi operator for transit operating companies. QoS Telecom’s WiFi On Board solutions provide value-added services (location-based services, real-time marketing), custom login pages and a pooling solution with business applications (e.g. traveler information system, ticketing and video surveillance). Today, WiFi hotspots managed by QoS Telecom provide WiFi on-board services to more than three million people in Europe.

“WiFi On Board is a major asset for transit operators because it improves passenger satisfaction, and we’re pleased to provide the best on-board Internet experience for Transdev’s passengers,” said Jean-Luc Volcovici, CEO of QoS Telecom. “QoS Telecom provides a complete turnkey package, from feasibility study to day-to-day operations with the highest quality of service. We are also pleased with our long-standing relationship with Sierra Wireless. We’ve been integrating AirLink cellular gateways into many European deployments because they deliver rugged, reliable, leading-edge LTE performance designed for a vehicle environment.”

Sierra Wireless AirLink gateways can be deployed out-of-the-box with no programming requirements and are built with embedded intelligence to always stay connected. Customers rely on AirLink gateways every day in remote outdoor locations, in-vehicle applications, and distributed retail chains, where cellular gateways securely gather and transmit data to people, assets and enterprises. With solutions for a range of applications, including multi-network use cases, nearly two million Sierra Wireless gateways are deployed globally in transit, first responder vehicles and commercial fleets.

“Sierra Wireless AirLink LTE gateways are designed to make it easy for customers to deploy mobile networking solutions in many environments, including in-vehicle networking applications,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions, Sierra Wireless. “Managing a fleet of mobile gateways can be a challenging task. You need to maintain multiple configurations, update software, and remotely diagnose reported issues. With our cloud-based AirLink Management Service, customers can easily handle all of these tasks, while efficiently managing operating costs.”

For more information about AirLink gateways, visit: http://www.sierrawireless.com/products-and-solutions/gateway-solutions/connect-your-vehicles-workforce/ and Sierra Wireless solutions for the Transportation market: http://www.sierrawireless.com/applications/automotive-and-transport/transit/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit
http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About QoS Telecom

QoS Telecom is a leading French telecom operator for bus operating companies, local authorities and private businesses. QOS Telecom inherits the expertise of its founders in the field of IT, particularly dealing with complex technical infrastructures for private and local government entities. Quality of Service management specialists – “QoS”, concept covering the availability and performance of infrastructures-, QOS Telecom has acquired a comprehensive expertise in the value chain. More information: http://www.qostelecom.fr/.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com
or
QoS Telecom
Jean-Luc Volcovici, +33 1 69 35 17 09
jlvolcovici@qostelecom.fr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	April 6, 2016